Mail Stop 3561

April 29, 2010

Mark N. Greene
Chief Executive Officer
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

> **Re:** **Fair Isaac Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 24, 2009**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed December 29, 2009**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
> **Filed February 8, 2010**
> **File No. 1-11689**

Dear Dr. Greene:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

Executive Officers of the Registrant, page 27

1. Please revise to describe the business experience of Messrs. Greene, Bradley and Jennings and Ms. Kerr for the past five years, or clarify your disclosure by adding

> dates or the duration of employment held for each position. Avoid using phrases like "various leadership positions." Refer to Item 401(e) of Regulation S-K.

Management's Discussion and Analysis, page 30

Overview, page 30

2. You disclose on page 31 that the volume of bookings is a metric used by your management as an indicator of your business performance and as an important indicator of future revenues. We also note your emphasis on bookings, bookings yields, and the weighted-average term of your bookings in the information disclosed to investors in your quarterly earnings calls. Notwithstanding your disclosure that because some of your contracts are terminable by the client on short notice, you do not believe it is appropriate to characterize all of your bookings as backlog that will generate future revenue, we believe that you should provide additional disclosures about your bookings within your filings. We remind you that one of the primary objectives of MD&A is to give readers a view of the company through the eyes of management, and to do this, companies should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. We further remind you that these key variables and other factors may be non-financial. Please refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Based on the above, please expand your disclosure in future Forms 10-K and 10-Q to provide:

- the dollar amount of new bookings generated in the most recent quarter and year-to-date period and the weighted-average term of such bookings;
- the bookings yield for the most recent quarter and year-to-date period;
- the aggregate dollar amount of bookings at the most recent balance sheet date expected to result in future revenues and the weighted-average term of such bookings; and
- the aggregate dollar amount of bookings at the most recent balance sheet date expected to be recognized in revenues within the next 12 months, expressed either as a dollar amount or a percentage.

We will not object if you choose to disclose the aggregate amount of bookings that relate to contracts that are terminable by your clients or otherwise provide additional cautionary language concerning the estimates involved in your calculation of these metrics related to bookings.

Critical Accounting Policies and Estimates, page 45

Business Acquisitions; Valuation of Goodwill and Other Intangible Assets, page 48

3. We note that over 50% of your total assets are comprised of goodwill. We also note
    that as of the most recent annual testing date on July 1, 2009, the fair value of your
    reporting units exceeded their respective carrying values by between $20 million and
    $329 million. You indicate that if difficult market and economic conditions continue
    over a sustained period, you may experience a further decline in the fair value of one
    or more of your reporting units as compared to fiscal 2009 year-end levels which may
    require you to record an impairment charge related to goodwill. Please revise future
    filings to clarify whether material goodwill exists at any reporting units that are at risk
    of failing step one of the impairment test. If no reporting units are at risk based on
    your most recent impairment test, or if material goodwill is allocated to a reporting
    unit that is at risk but you believe a material impairment charge is unlikely even if
    step one was failed, please disclose this to your readers as we believe it provides them
    with valuable information in assessing the sensitivity of your goodwill to future
    impairment. Alternatively, if a reporting unit is at risk of failing step one of the
    impairment test and a material impairment charge could occur, please disclose the
    following:

    - The percentage by which fair value exceeded carrying value as of the date of
      the most recent test;
    - The amount of goodwill allocated to the reporting unit;
    - A description of the methods and key assumptions used and how the key
      assumptions were determined;
    - A discussion of the degree of uncertainty associated with the key assumptions.
      The discussion regarding uncertainty should provide specifics to the extent
      possible (e.g., the valuation model assumes recovery from a business
      downturn within a defined period of time); and
    - A description of potential events and/or changes in circumstances that could
      reasonably be expected to negatively affect the key assumptions.

Financial Statements for the Fiscal Year Ended September 30, 2009

Consolidated Statements of Income, page 57

4. We note that you generate revenues from the sale of both products and services.
    Please tell us how you considered the guidance in Rule 5-03(b) of Regulation S-X to
    disaggregate revenues and costs of revenues related to products from those related to
    services. In this regard, it appears from your revenue recognition footnote that you
    may often be able to allocate revenues between license fees and services. If you plan
    to provide this disaggregation in future filings, please also clarify in your revenue
    recognition footnote the types of transactions that are included in each line item,

including bundled arrangements where you were not able to determine VSOE for all of the undelivered elements and transactions qualifying for contract accounting, as this may not be obvious to your readers. Finally, please revise your analysis of revenues and costs of revenues within MD&A to separately address products versus services as we believe it provides your readers with valuable insight into the underlying factors that are driving variances in your results. Please show us what these changes will look like.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 60

Internal-use Software, page 62

5. We note your accounting policy for internal-use software. Given that you generated revenues from selling software licenses, it is unclear to us why you have not also provided a policy describing how you account for the costs of software to be sold, leased or otherwise marketed. Please tell us and disclose this policy in future filings, or tell us why this accounting policy is not applicable. Please also disclose the nature of costs included in research and development costs. If applicable, disclose the amount of costs capitalized related to software to be sold, leased or otherwise marketed and how you amortize such costs. Refer to FASB ASC 985-20-50 and FASB ASC 350-30-50-1 through 50-3.

Goodwill and Intangible Assets, page 62

6. We note that for the purposes of goodwill impairment testing you have determined that your reporting units are the same as your reportable segments. In addition, in your December 31, 2009 Form 10-Q you continue to disclose that after the organizational restructuring implemented effective October 1, 2009 your reporting units are the same as your reportable segments. Please tell us how your determination of reporting units is consistent with the guidance that a reporting unit is an operating segment or one level below an operating segment, referred to as a component. Refer to FASB ASC 350-20-35-33 through 35-35. Your response should clearly explain how you determined your operating segments both before and after the organizational restructuring, including explaining how you identified your chief operating decision maker (CODM), what level of operating results are regularly reviewed by your CODM, and what level of operating results are regularly reviewed by segment management. Finally tell us if you aggregate your operating segments into reportable segments.

Form 10-Q for Fiscal Quarter Ended December 31, 2009

Note 8. Segment Information, page 9

7. We note that effective October 1, 2009, you implemented an organizational restructuring resulting in a consolidation of your segment structure from four segments to three segments and that you now include the activities of the former Professional Services segment within the applicable segment to which the services relate. Please tell us and expand your disclosure in future filings to explain how you allocated the goodwill previously attributed to your former Professional Services segment to the three new segments. Please refer to FASB ASC 350-20-35-45 and 35-46.

8. Please provide a table in future filings showing the beginning balances of goodwill and changes in goodwill in the aggregate and by segment to show the reallocation of goodwill to the new reporting units/segments and other changes in goodwill. Refer to FASB ASC 350-20-50-1.

Definitive Proxy Statement filed on Schedule 14A

Executive Officers Agreements, page 26

9. We note that in your description of Messrs. Greene and Bradley compensation upon termination of employment with you that you refer to their letter agreements to define certain terms. Please revise to briefly explain these terms rather than refer the reader to their letter agreements.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder, Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director